Mail Stop 3561

January 24, 2006

Mr. Paul W. MacPhail
Chief Executive Officer
Centerplate, Inc.
201 East Broad Street
Spartanburg, South Carolina 29306

RE: **Centerplate, Inc. (the "Company")**
       Form 10-K for the Fiscal Year Ended December 28, 2004
       File No. 001-31904

Dear Mr. MacPhail:

        We have reviewed your response letter dated November 14, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 28, 2004

Item 1. Business

Clients and Services, page 2

1.   We have reviewed your response to our prior comment number 1, but we do not concur with your conclusion that that the disclosure of revenues by type of service is unnecessary. Paragraph 36 of SFAS No. 131 acknowledges that some enterprises' business activities are not organized on the basis of differences in related products and services; however, in such instances, entity-wide disclosures would still be required unless this information was provided as a part of reportable operating segment

disclosures. Furthermore, the disclosures in your annual report on Form 10-K and your website appear to imply that management views the company's catering services, concession services, management services, and merchandise and program sales services as separate and distinct services offered by your company. As such, please disclose the revenues from external customers for each of your major services in future filings, in accordance with paragraph 37 of SFAS No. 131. To the extent that providing information regarding the revenues generated by each of your major services is impracticable, please disclose that fact and why.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 25

2.   We note your response to our prior comment number 6 but do not believe that your proposed disclosure was fully responsive to our prior comment. In future filings, please revise the notes to your financial statements (in addition to MD&A) to disclose the nature and terms of the restrictions imposed on the Company's ability to pay dividends under the terms of its various borrowing arrangements. Refer to the requirements outlined in Rule 4-08(3) of Regulation S-X.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

-Accounting Treatment for IDSs, Common Stock Owned by Initial Equity Investors and Derivative Financial Instruments, page F-11

3.   We have reviewed your response to our prior comment number 12. However, we are still unclear as to how you calculated the weighted-average number of shares used to compute basic and diluted earnings per share for your common shares with the conversion option for the year ended December 31, 2003. Please tell us and revise the notes to your financial statements to explain how you calculated the weighted average shares outstanding with the conversion option for 2003.

4.   In addition, we note that you have indicated in your response to our prior comment number 12 that there will be no difference in the amount of net income/(loss) available to the holders of your two classes of common stock in future periods. However, we note that the statement of operations for fiscal year 2004 will be included in subsequent annual reports on Form 10-K. As a result, we continue to believe that the net income available

to each of your classes of common shareholders should be disclosed in your consolidated statement of operations. Please revise your statement of operations in future filings to disclose the net earnings allocated to each class of common shareholders. Refer to the guidance outlined in SAB Topic 6:B

15. Demand for Registration, page F-23

5.   We have reviewed your response to our prior comment number 14, but we do not concur with your conclusion that the costs incurred in conjunction with registering the interests of the Initial Equity Investors qualify for capitalization. Although you state that your company would be entitled to receive approximately $0.8 million from the proceeds of the offering conducted on behalf of your Initial Equity Investors, it appears that the expenses of the offering are likely to exceed this amount, as you have capitalized $787,000 in costs prior to the completion of the offering. In addition, we do not believe that the relief of your liability (for the obligation to convert shares into subordinated notes) is the equivalent to the receipt of proceeds, as the liability recognized for the conversion right associated with the common shares does not reflect a cash obligation. As such, please revise your financial statements to record the costs incurred in conjunction with registering the interests of the Initial Equity Investors as expenses.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Jeffrey Sears at (202) 551-3302 or the undersigned at (202) 551-3813 if you have questions regarding our comments on the financial statements and related matters.

                                                              Sincerely,

                                                              Linda Cvrkel
                                                              Branch Chief

Via facsimile: Mr. Kenneth Frick
                      (864) 598-8695